UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:
ViaSat, Inc.

Former Name if Applicable:
Not Applicable

Address of Principal Executive Office (Street and Number):
6155 El Camino Real

City, State and Zip Code
Carlsbad, California 92009

PART II — RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.
     As previously announced, ViaSat, Inc. (the “Company”) and its outside legal counsel recently concluded its review of the Company’s historical stock option grant practices and related accounting. Because this review was only recently completed, the Company was unable to complete and file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 by the prescribed due date. The Company intends to file its Quarterly Report on Form 10-Q on August 10, 2006.
IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Ronald G. Wangerin	(760) 476-2200

(Name)	(Area Code) (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     On August 3, 2006, the Company announced its financial results for the first quarter ended June 30, 2006, which were furnished as an attachment to the Company’s Form 8-K filed on August 3, 2006. The Company will be revising these previously announced financial results, which will be reflected in its Form 10-Q filing for the quarter ended June 30, 2006. The Company expects to record a cumulative compensation expense of $703,000, net of tax, in the first quarter of fiscal year 2007 to correct identified accounting errors associated with options granted primarily to certain non-executive new hire employees during the ten-year period from the Company’s initial public offering in December 2006 to June 30, 2006. There is no impact on revenue or net cash from operating activities as a result of recording the compensation expense.

ViaSat, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 10, 2006	By:	/s/	Ronald G. Wangerin

Ronald G. Wangerin
Vice President, Chief Financial Officer